Exhibit 99.1
2014 2Q Earnings Release July 24, 2014
2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO Major Business Activities Major Business Activities Major Business Activities Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.
Income 3 POSCO Earnings Release |July 24, 2014 Revenue Operating Profit Net Profit 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q Consolidated Performance 15,603 903 5.8% 4.7% 241 15,440 731 56 (billion KRW) (billion KRW) (billion KRW) OP Margin Operating profit increased as profitability of POSCO and steel affiliates edged up 16,704 839 487 5.0% (billion KRW) Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit (billion KRW) 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q Steel 12,207 11,945 12,564 743 519 643 286 93 570 Trade 6,081 7,338 7,970 59 71 108 32 29 96 E & C 3,061 2,682 2,581 170 144 51 31 42 ^13 Energy 781 691 571 76 50 35 48 24 14 I C T 300 272 273 14 8 14 8 5 3 Chem/Mat'l /Others 896 822 821 34 35 35 22 22 ^43 ** based on simple aggregation
Financial Structure 4 Assets Liabilities Equity 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q 83,707 39,756 43,951 Liabilities to Equity 40,788 45,311 86,099 Liabilities to equity ratio improved as parent-based debt dropped (billion KRW) (billion KRW) (billion KRW) POSCO Earnings Release |July 24, 2014 90.5% 90.2% 27,421 Debt 28,087 26,974 86.8% 84,567 39,296 45,271 Consolidated Performance
Summarized Statements of Income 5 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q QoQ Revenue Revenue 15,603 15,440 16,704 +1,264 Gross Profit Gross Profit 1,858 1,688 1,813 +125 (Gross Margin) (Gross Margin) (12.0%) (10.9%) (10.9%) ^ Selling & Admin. Expenses Selling & Admin. Expenses ^955 957 973 +16 Operating Profit Operating Profit 903 731 839 +108 (Operating Margin) (Operating Margin) (5.8%) (4.7%) (5.0%) ^ Other Operating Profit Other Operating Profit ^105 ^240 ^242 ^2 Share of Profit of Equity-accounted investees Share of Profit of Equity-accounted investees ^24 ^87 ^37 +50 Finance Items Gains Finance Items Gains ^434 ^136 160 +296 Foreign Currency Transaction & Translation Gains ^283 ^99 283 +382 Net Profit Net Profit 241 56 487 +431 (Net Margin) (Net Margin) (1.5%) (0.4%) (2.9%) ^ Owners of the Controlling Company 251 70 511 +441 (billion KRW) POSCO Earnings Release |July 24, 2014 Consolidated Performance
Summarized Statements of Financial Position 6 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q QoQ Current Assets Current Assets 32,079 32,988 31,874 ^1,114 Cash & Financial Goods* 6,322 6,725 5,456 ^1,269 Account Receivable 12,208 12,348 12,276 ^72 Inventories 10,044 10,760 10,876 +116 Non-Current Assets Non-Current Assets 51,628 53,111 52,693 ^418 Other Long-term Financial Assets 5,031 5,079 4,655 ^424 PP&E 34,959 36,015 35,500 ^515 Total Assets Total Assets 83,707 86,099 84,567 ^1,532 Liabilities Liabilities 39,756 40,788 39,296 ^1,492 Current Liabilities 21,628 22,019 21,075 ^944 Non-Current Liabilities 18,128 18,769 18,221 ^548 (Interest-bearing Debt) 27,421 28,087 26,974 ^1,113 Equity Equity 43,951 45,311 45,271 ^40 Owners of the Controlling Company 40,884 41,541 41,583 +42 Total Liabilities & Equity Total Liabilities & Equity 83,707 86,099 84,567 ^1,532 POSCO Earnings Release |July 24, 2014 Consolidated Performance (billion KRW) * Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities, and Derivatives asset held for trading
2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO Major Business Activities Major Business Activities Major Business Activities Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
Production · Sales 8 POSCO Earnings Release |July 24, 2014 Production Product Sales 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q Carbon Steel 8,385 8,837 8,827 S T S 464 465 433 2013.2Q 2014.1Q 2014.2Q Domestic 4,927 4,679 4,697 Export 3,487 3,729 3,845 Inventories 909 986 977 8,849 9,302 9,260 8,414 8,408 8,542 (thousand tons) (thousand tons) Crude steel production remained flat, while sales increased slightly, supported by exports 59% 56% 55% Domestic Portion * Major maintenance in 2Q : (STS) No.2 HR, No.1 CR (Gwangyang) No.3 HR, No.1 Plate 8,464 8,589 8,602 Crude Steel Steel Product POSCO Operating Performance
Income 9 Revenue Operating Profit 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q 2013.2Q 2014.1Q 2014.2Q Carbon Steel Carbon Steel 794 755 742 (\/US$) 1,122 1,069 1,030 (billion KRW) 7,740 7,364 7,420 703 518 565 9.1% 7.0% 7.6% OP Margin (thousand KRW/ton) Profitability upturned, despite weak export price due to strong won [Average Selling Price/Exchange Rate] POSCO Earnings Release |July 24, 2014 POSCO Operating Performance (billion KRW)
2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO Major Business Activities Major Business Activities Major Business Activities Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^

Business Activities

Steel Competitiveness Enhancement

Domestic/Overseas Mill Operations

- **Secured early normalization of Indonesian mill**
  - Sales went up as utilization rate recovered and local client base expanded


[PT. KP Production and Sales]
(thousand tons)
Utilization rate
24%
74%
Sales volume
64
535
2014.1Q
2014.2Q

- **Planned to increase efficiency of domestic production facilities**
  - **No.1 Finex shutdown:** Started No.3 Finex operation and raised BF productivity ratio
  - **Cut back High-mill production by 50%:** Replaced High-mill HR to BF-produced HR


[Capacity Comparison]
(thousand tons/yr)
No.1 Finex
600
Other BF Avg.
3,300

High-end Product Sales

- **Provided Total Solution service to customers**
  - **Power-saving GO* used for transformers**
    Developed customized product for a client based in US, by analyzing manufacturing process of the client's firm (Electronical Electronic Materials)
  - **Pipe rack system using pipe column**
    Replaced current H-beam with pipe column, which shortened the construction period and reduced construction cost by 13% (Construction)
  - **High pressure dual phase steel, with strength of 1.0GPa**
    Suggested guidance for reforming and designing, and as a result, earned GM Global certificate (first time ever) and import-substitute effect (Automobile)

* GO : Grain-oriented steel sheet

- **WP Products with higher profitability**


[WP** Sales portion]
30.8%
31.6%
32.8%
2013
2014.1Q
2014.2Q

** WP: World Premium Product

POSCO Earnings Release | July 24, 2014
11

Business Activities

Business Portfolio Reorganization

Fortified Energy Business

- **Expanded production in Myanmar gas field and continued to explore new mines** (DWI)
  - Gas production: end of June) 300 million ft³/day → end of 2014) 500 million ft³/day

[OP from Myanmar gas field] (billion KRW)



29.1
36.4
57.8
2013
2014.1Q
2014.2Q

- New mines under exploration:

	Project	Progress
Domestic	Offshore Block 6-1S	Prepare test drilling
Overseas	Myanmar Offshore Block AD-7	Evaluation on prospects

- **Enlarged coal-fired power business** (POSCO Energy)
  - Acquired Tong Yang Power (June 2014, 2,000MW)
    - No.1 IPP* in terms of power capacity (Construction period : 2016 ~ 2021)
  - Won business right for Mongolia's CHP**5 (June 2014, 450MW)

* Independent Power Producer / ** Combined Heat and Power

Started Restructuring Non-core Businesses

- **Pursue to enhance corporate value, focusing on core business with high profitability**



High profit
Low profit
Non-core
Core
Liquidation
Disposal
A
B
C
D

A. Gwangyang LNG Terminal (storage: 530 thousand kℓ)
- Sell partial stake after dissecting the business unit with maintaining majority stake

B. POSFINE (established in 2009, slag powdering business)
- Divest as POSCO declared to select and focus businesses in materials

C. POSCO-Uruguay (established in 2009, reforestation)
- Pursue disposal as regulations on carbon emission changed

D. Urban-mining business (POSCO M-Tech)
- Review selling non-core and loss-making businesses to increase profitability

12
POSCO Earnings Release | July 24, 2014
posco
2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO Major Business Activities Major Business Activities Major Business Activities Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
Global Steel Demand 14 POSCO Earnings Release |July 24, 2014 * World Steel Association(2014.4), POSRI 2012 2013 2014 2015 2012 2013 2014 yoy 2015 yoy US 96 96 99 4.0% 103 3.7% EU 139 139 143 3.1% 148 3.0% China 660 700 718 2.5% 737 2.7% India 72 74 76 3.3% 80 4.5% SE Asia 59 64 67 4.5% 70 4.3% Global 1,430 1,481 1,525 2.8% 1,570 3.0% Business Environment Chinese Steel Market Steel Demand in Major Countries "3Q steel price to rebound due to inventory adjustments" "Global steel demand to grow 3% yearly" Distribution inventory level reached its bottom, lowest since 2013, due to fast inventory adjustments Despite the upcoming slow season, steel price is expected to rise slightly as imbalance of supply and demand will be restored due to inventory drop Demand growth in China will remain below 3%, lower than initial outlook, as 1H economy lagged The demand in developed countries, including the U.S., will grow by 3~4%, leading global demand, as market started to pick up earlier than expected [China's Steel Price and Inventories] [Steel Demand Outlook in Major Countries] China's Distribution Inventories(mn tons) China HRC Domestic price (US$/ton) (million tons)
Domestic Steel Demand 15 Business Environment Automobile Home Appliance Shipbuilding 3Q production to decline QoQ due to weak export and seasonal effect Production (thousand units) : 4,587 ('14), 1,155 (1Q) ^1,188 (2Q) ^1,000 (3Q) 3Q production index to turn downward QoQ as domestic demand lags Production Index ('10=100): 59 ('14), 58 (1Q) ^ 67 (2Q) ^ 56 (3Q) Building to decrease slightly as slow season approaches Building (million GT): 22.4 ('14), 5.4 (1Q) ^ 5.8 (2Q) ^ 5.5 (3Q) Orders (million GT): 19.9 ('14), 9.2 (1Q) ^ 2.8 (2Q) ^ 2.5 (3Q) * POSRI(July 2014) * POSRI(July 2014) 2012 2013 2014 ^ ^ ^ 2012 2013 2014 1Q 2Q 3Q QoQ Nominal Consumption Nominal Consumption 54,069 51,763 55,309 13,920 13,954 13,475 ^3.4% Export Export 30,485 29,191 31,433 7,617 8,066 7,600 ^5.8% Production Production 72,052 69,147 73,709 18,149 18,635 17,900 ^3.9% Import Import 12,502 11,807 13,033 3,388 3,385 3,175 ^6.2% ^ Incl. Semi-Product 20,706 19,393 21,107 5,591 5,616 5,150 ^8.3% POSCO Earnings Release |July 24, 2014 (thousand units) (trillion KRW) (million GT) Production Production Index ('10=100) Building Steel Demand & Supply Outlook Demand Outlook (thousand tons) 1,155 58 5.4 1,000 56 5.5 1,188 67 5.8 2014.1Q 3Q 2Q
Raw Materials Business Environment 16 POSCO Earnings Release |July 24, 2014 2014.2Q 2014.3Q Iron Ore (US$/ton) [Iron Ore Price] *Platts 62% Fe IODEX CFR China (Quarter Spot Avg.) 2012 3Q 2012 4Q 2013 1Q 2013 2Q 2013 3Q 2013 4Q 2014 1Q 126 113 122 133 120 148 135 "3Q Price: Fine Ore CFR US$103/ton" 2014 2Q 103 2014 3Q(f) 103 2Q price showed slight rebound as demand picked up, after plunging nearly to U$90 during mid-June due to iron ore oversupply and lagging steel economy Coking Coal 2014.2Q 2014.3Q (US$/ton) [Coking Coal Price] *Platts HCC Peak Downs Region FOB Australia (Quarter Spot Avg) 166 173 155 143 2012 3Q 2012 4Q 2013 1Q 2013 2Q 2013 3Q 142 2013 4Q 142 122 2014 1Q 113 2014 2Q "3Q Price: Hard Coking Coal FOB US$115/ton" 115 2014 3Q(f) 3Q price will stay flat as supply continues to remain high against expectations for slow demand recovery, as steel mills resume restocking Despite several suppliers' announcement to cut production, 2Q price remained flat around US$112~114, after recovering from the latest fall, caused by worsened Chinese purchasing sentiment Although 3Q price is likely to go up as production cut of North American suppliers takes effect and purchasing starts due to low inventory, its hike will be marginal as slow season in steel economy approaches

Business Environment

Stainless Steel

Raw Materials

2014.2Q	• Ni: Price jumped drastically due to Indonesian export ban on Nickel minerals and operation disturbance at Vale • Cr: Price increased slightly, by unstable power supply in South Africa and firm demand led by Europe and the U.S.
2014.3Q	"Price to remain strong as supply tightens" • Ni: Another price hike is expected as export ban on Indonesian minerals is to stay, deepening supply shortage • Cr: Despite rise in production cost (electricity etc), price will stay flat due to weak Chinese market and slow demand under seasonality

* Indonesian export ban : Banned export of unprocessed minerals, under government policy to add value to its resources


[STS Raw Material Price]
(Thousand US$/ton)
Nickel
17.0
17.3
15.0
13.9
13.9
14.6
18.5
19.3
Chrome
2.6
2.7
3.0
2.7
2.7
2.8
2.9
2.9
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q
2014 3Q(f)

* Nickel: LME Official/ Chrome: Japanese Quarter Bench Mark(BM) Price

Sales

2014.2Q	• Sales volume and price soared under expectations for demand recovery and nickel price hike - Price in major countries increased by U$300 QoQ - Market rebound seen as customers convenes restocking
2014.3Q	"Bullish price expected after the holiday season" • Market recovery and price increase are expected after the holiday season, supported by strong Nickel price and firm demand in developed countries - Japanese mills are currently under full operation and secured orders for 3Q operation


[STS CR Price]
(US$/ton)
Europe
Korea
China
2,960
2,980
2,880
2,670
2,680
2,750
3,030
3,090
2,930
2,890
2,710
2,620
2,620
2,560
2,900
2,960
2,500
2,470
2,240
2,190
2,180
2,130
2,460
2,520
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q
2014 3Q(f)

* Europe: S.Europe Price(Source: SBB)/ China: Muxi market Price (CR 304)

POSCO Earnings Release | July 24, 2014
17
posco

2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO Major Business Activities Major Business Activities Major Business Activities Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
2014 Business Target Business Plan POSCO Earnings Release |July 24, 2014 2013 2014(F) Revenue (trillion KRW) 61.9 64.5 - POSCO Revenue (^) 30.5 30.0 Crude Steel Production (million tons) 36.4 37.5 Product Sales (^) 33.9 34.6 Investment (trillion KRW) 8.8 6.1 - POSCO Investment (^) 4.3 3.0 19